UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53769

BLUE MOOSE MEDIA, INC.

(Name of Small Business Issuer in its charter)

Nevada	20-1431677
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

Grusbakken 12, DK-2820 Gentofte Denmark (Address of principal executive offices and Zip Code)

+45 2390 4545 (Registrant's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

August 25, 2011

This Information Statement (“Information Statement”) is being furnished to holders of record as of August 22, 2011 of the common stock of Blue Moose Media, Inc. a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to the “Company”, “Blue Moose”, “we”, “us” and “our” are to Blue Moose Media, Inc., a Nevada corporation, together with its direct and indirect wholly-owned subsidiaries, including Liqtech USA, Inc., a Delaware corporation (“Liqtech USA”) and Liqtech A/S, a Danish limited company, organized under the Danish Act on Limited Companies of the Kingdom of Denmark (“Liqtech Denmark”), Cometas A/S, a Danish limited company, organized under the Danish Act on Limited Companies of the Kingdom of Denmark (“Cometas”), and Liqtech NA, Inc., a Delaware corporation (“Liqtech Delaware”), after the consummation of the Merger described below under “Introduction.”

INTRODUCTION

On August 24, 2011 (the "Effective Time"), pursuant to an Agreement and Plan of Merger, dated as of August 23, 2011, by and among, the Company, Blue Moose Delaware Merger Sub, Inc., ("BMD Sub"), a wholly owned subsidiary of the Company and Liqtech USA, (the "Merger Agreement"), BMD Sub was merged with and into Liqtech USA (the "Merger") and as a result of the Merger, Liqtech USA became a wholly owned subsidiary of the Company.  Prior to the Merger there were 4,155,250 shares of the common stock, par value $.001 per share of the Company (the "Common Stock") outstanding,  pursuant to the Merger (a) each of the 17,444.75 outstanding shares of the common stock of Liqtech USA (the "Liqtech Common Stock") was exchanged for 1,000 shares of Common Stock, for a total of 17,444,750 shares of Common Stock resulting in 21,600,000 shares of Common Stock being outstanding immediately following the Merger and (b) warrants to acquire up to 6,500 shares of Liqtech Common Stock at a price of $1,500 per share ("Liqtech Warrants"), were by their terms, converted in to warrants to acquire up to 6,500,000 shares of Common Stock at a price of $1.50 per share.

Liqtech USA was formed in May 2011.  In June and July 2011, Liqtech USA entered into agreements to acquire (i) all of the outstanding equity interests in Liqtech Denmark and (ii) all of the outstanding equity interests in Cometas and Liqtech Delaware not owned by Liqtech Denmark, directly from the holders of such equity interests (the "Liqtech Acquisition Agreements").  In exchange for such equity interests Liqtech USA agreed to pay to such holders, in the aggregate (i) $4,637,315, (ii) promissory notes in the principal amounts of 19,500,000 Danish Kroner (which is equal to $3,765,351 based upon the currency exchange rate of $1.00 = DKK 5.1788 as of August 22, 2011) and (iii) 9,308.333 shares of Liqtech Common Stock.

Prior to completion of the Merger, Liqtech USA completed a private placement offering of 63 Units (collectively, the “Units” and individually, the “Unit”) at $100,000 per Unit, each such Unit consisting of 40 shares of Liqtech Common Stock and 20 Liqtech Warrants (the “Units”) and received $4,800,000 in cash and a promissory note for $1,500,000 payable on September 7, 2011.  Thereafter, on August 24, 2011, Liqtech USA closed the transactions contemplated by the Liqtech Acquisition Agreements.

As a result of the Merger, Blue Moose changed its management and will reconstitute its board of directors (the “Board of Directors”).  On the Effective Time, Gordon Tattarsall, the president, the chief financial officer and the sole director of Blue Moose, resigned as president and chief financial officer.  As Blue Moose’s sole director, Mr. Tattersall, appointed Aldo Petersen, as a director of Blue Moose, and they then appointed Lasse Andreassen, and Soren Degn as the officers of Blue Moose and Lasse Andreassen, Paul Burgon, John Nemelka and Michael Sonneland as directors of Blue Moose.  However, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the other new directors will not take office until ten days after we file an Information Statement pursuant to Rule 14f-1 of the Securities and Exchange Act and mail that statement to our stockholders of record (the “Effective Date”).  In addition, at the Effective Time, Mr. Tattarsall resigned as a director of Blue Moose effective as of the Effective Date.  Finally, as soon as practicable after the Merger, Blue Moose intends to change its name to “LIQTECH INTERNATIONAL, INC.” to reflect the corporate identity of Liqtech USA.

Prior to the consummation of the Merger, Blue Moose was not engaged in any trade or business.  Liqtech USA is an award winning cleantech company that for more than a decade has developed and provided state-of-the-art technologies for gas and liquid purification using ceramic silicon carbide filters, particularly, highly specialized filters for the control of soot exhaust particles from diesel engines and for water filtration.  It also manufactures kiln furniture.  Accordingly, following the Merger, the business of Liqtech USA constitutes our only operations.

Based on the fact that after the Merger:  (i) the former stockholders of Liqtech USA control us, (ii) we will change our name to reflect the corporate identity of Liqtech USA and (iii) our only business is the business that had been previously conducted by Liqtech USA and its subsidiaries, for accounting purposes, Liqtech USA is treated as the acquiror.  As a result, the historical financial statements of Liqtech USA have become our historical financial statements and are the historical financial statements appearing in the Current Report on Form 8-K that we filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2011.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and Prospective Directors.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized capital stock consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share.  Immediately after consummation of the Merger, on August 24, 2011, we had 21,600,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued or outstanding.

The following table sets forth, as of August 25, 2011 and giving effect to the Merger, certain information regarding the beneficial ownership of our Common Stock, the only class of securities we have currently outstanding, of (i) each director and named executive officers (as defined below) individually, (ii) all directors and named executive officers as a group, and (iii) each person known to us who is known to be the beneficial owner of more than 5% of our Common Stock.  In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owner(2)	Shares Beneficially Owned Immediately after the Merger(1)
	Number	Percent(3)
Directors and Named Executive Officers:
Lasse Andreassen (4)	1,875,000	8.7%
Donald S. Debelak	400,000	1.9%
Jens Husted Kjær	-	-
Aldo Petersen(5)	5,703,541	24.3%
Paul Burgon	-	-
John F. Nemelka	102,000	*
Michael Sonneland (6)	412,500	1.9%
All officers and directors as a group (8 persons)(7)	9,243,041	39.3%

5% Shareholders:
LaksyaVentures, Inc. (8)	3,199,792	13.6%
David Nemelka (9)	4,666,417	20.5%

*

Less than 1.0%.

(1)

Under the rules and regulations of the SEC, beneficial ownership includes (i) shares actually owned, (ii) shares underlying options and warrants that are currently exercisable and (iii) shares underlying options and warrants that are exercisable within 60 days of August 25, 2011.  All shares beneficially owned by a particular person under clauses (ii) and (iii) of the previous sentence are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)

Unless otherwise indicated, the address for each person listed above is: c/o Liqtech, Grusbakken 12, DK-2820 Gentofte, Denmark.

(3)

Based on 21,600,000 shares issued and outstanding immediately after the Merger.

(4)

Shares are owned by El Salto ApS, a Danish entity.  The voting and disposition of the shares owned by El Salto is controlled by Mr. Andreassen.

(5)

Includes (i) 3,428,541 shares owned by APE Invest A/S, a Danish entity controlled by Mr. Petersen, of which 900,000 shares underlie a 5-year warrant immediately exercisable at an exercise price of $1.50 per share; and (ii) 2,275,000 shares owned by four entities controlled by Mr. Petersen’s spouse of which 1,000,000 shares underlie a 5-year warrant immediately exercisable at an exercise price of $1.50 per share.  Mr. Petersen disclaims beneficial ownership of the 2,275,000 shares owned by the four entities controlled by Mr. Petersen’s spouse.

(6)

Shares are owned by NSMSO Holding ApS, a Danish entity.  The voting and disposition of the shares owned by NSMSO is controlled by Mr. Sonneland.

(7)

Includes five-year warrants immediately exercisable for an aggregate of 1,900,000 shares at an exercise price of $1.50 per share.

(8)

Includes five-year warrants immediately exercisable for an aggregate of 1,900,000 shares at an exercise price of $1.50 per share.  The voting and disposition of the shares owned by Laksya Ventures is controlled by Neil Persh.

(9)

Includes five-year warrants immediately exercisable for an aggregate of 1,135,000 shares at an exercise price of $1.50 per share.

We know of no arrangements, including pledges, by or among any of the forgoing persons, the operation of which could result in a change of control of us.

DIRECTORS AND EXECUTIVE OFFICERS AND KEY EMPLOYEES

Set forth below is information concerning our directors, senior executive officers and other key employees.

Name	Age	Titles
Officers and Directors(1):
Aldo Petersen	50	Chairman and Director
Lasse Andreassen	58	Chief Executive Officer (Principal Executive Officer) and Director
Soren Degn	42	Chief Financial Officer (Principal Accounting Officer)
Donald S. Debelak	61	Head of U.S. Operations
Paul Burgon	41	Director
John F. Nemelka	45	Director
Michael Sonneland	42	Director

__________

(1)

The current directors are Gordon Tattersall and Aldo Petersen, who was appointed by Gordon Tattersall on the Effective Time.  Mr. Tattersall has resigned from the Board of Directors effective as of the Effective Date, which we expect will be on or about September 8, 2011.  On the Effective Date, the appointment of Messrs. Andreassen, Burgon, Nemelka and Sonneland to the Board of Directors will become effective.

Executive officers are appointed by and serve at the pleasure of the Board of Directors.  A brief biography of each director and executive officer follows:

Aldo Petersen.  Aldo Petersen is chairman of LiqTech and CEO of APE Invest, a private investment company.  In 2006, he sold Telepartner, a company he founded, and was listed on the NASDAQ in 1997. Prior to Telepartner, he started and sold one of Denmark’s first hedge funds, Dansk Fromue Invest.  Mr. Petersen is a major investor in Greentech, a renewable energy company that builds wind farms in Denmark, Germany, Poland and Italy. He is a private investor in wind farms in Germany and France, and is also a major investor in Football Club Copenhagen (listed on the Copenhagen Stock Exchange). Mr. Petersen has a B.A. degree in Economics from Copenhagen Business School.

Lasse Andreassen.  Mr. Andreassen is the CEO of LiqTech. In 1999, Mr. Andreassen co-founded LiqTech and has served as its CEO since 2002. From 1997 to 2001, Mr. Andreassen held Director positions at Kampsax (a consulting firm). From 1995 to 1997, Mr. Andreassen worked as the Director of Operations for Hydro Texaco Denmark. Previously, he also was Vice President of Danfoss’s system control business and Director of Operations for the Mexican division of Niro Atomizers. Mr. Andreassen has a B.S. degree in Mechanical Engineering from Københavns Teknikum.

Soren Degn.  Mr. Degn is the CFO of LiqTech. From 2008 until 2011, he was the CFO of Guava, a publicly listed internet advertising company. From 2007 to 2008, Mr. Degn served as CFO of Advance Renewable Energy Ltd. From 2001 to 2006, he was the CFO of EuroTrust (a NASDAQ/AIM listed Company). From 1996 to 2001, he was the financial controller at Kampsax (a consulting company). From 1989 to 1996, he worked at KPMG in Denmark. Mr. Degn has a B.A. degree in Business Administration and an M.B.A. from the Copenhagen Business School.

Donald S. Debelak.  Mr. Debelak is the President/CEO of Liqtech’s North American facility. In 2004, Mr. Debelak started working for Liqtech as the exclusive North American Representative and became President when Liqtech started its manufacturing facility in late 2005. Prior to working with Liqtech, Mr. Debelak was Director of Marketing and Business Development for Chart Industries’ NexGen Fueling Division which provides clean burning liquid natural gas (LNG) vehicle tanks and fueling stations primarily to Arizona and California customers. Previous positions include Director of Marketing and Sales for Magnetic Processing Systems, a metal working start-up company, and Marketing Director for Philtech Instrument Company and Syntex Dental Products. Mr. Debelak is also the author of 15 business books, primarily related to new product introductions and marketing, published by McGraw Hill, Entrepreneur Media, John Wiley and Sons and Adams Media. Mr. Debelak has a B.S. degree in Chemistry from the University of Minnesota and an M.B.A. from Rutgers University.

Paul Burgon.  Mr. Burgon is the interim Chief Financial Officer of SWK Holdings Corporation (OTCBB: SWKH).  Mr. Burgon has served as a Principal and CFO of NightWatch Capital Advisors, LLC since March 2005.  Mr. Burgon was a Manager and then Director of Corporate Development for Danaher Corporation from 1998 to 2005, where he completed approximately 50 transactions with a value of almost $2 billion.  Mr. Burgon led corporate development at Fluke Corporation from 1997 to 1998 and worked at Coopers and Lybrand from 1994 to 1997.  Mr. Burgon holds a B.S.BA. degree (cum laude) in Finance and International Business and an M.B.A. degree from the McDonough School of Business at Georgetown University.

Michael Sonneland.   From 1997 until 2011, Mr. Sonneland has been the CEO of Narum Stormarked A/S, a Danish supermarket.  From 1995 to 1997, he served as a management consultant for Arthur Andersen.  Mr. Sonneland has a B.A. degree in Business Administration and an M.B.A. from the Copenhagen Business School.

John F. Nemelka.  Mr. Nemelka has served as the interim CEO of SWK Holdings, a publicly traded company, since January 2010 and a director since October 2005.  He founded NightWatch Capital Group, LLC, an investment management business, and has served as its managing principal since its formation in July 2001.  Since October 2009, Mr. Nemelka has also served on the Board of Directors of SANUWAVE Health, Inc., a publicly traded company.  Mr. Nemelka holds a B.S. degree in Business Administration from Brigham Young University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

According to our bylaws, the number of directors at any one time may not be less than one or more than seven.  The maximum number of directors at any one time may be increased by a vote of a majority of the directors then serving.

Currently, the Board of Directors consists of two members, none of whom qualify as “independent” under the rules and regulations of the SEC and the Amex (although we are not listed on the Amex).  Until the Merger, Gordon Tattersall was Blue Moose’s sole director.  In connection with the Merger, Mr. Tattersall appointed Mr. Petersen, then an officer and a director of Liqtech USA, as a director of Blue Moose effective immediately upon the consummation of the Merger and they then appointed Messrs. Andreassen, Burgon, Nemelka and Sonneland as directors.  Mr. Tattersall then resigned as a director.

Our charter provides for the annual election of directors.  At each annual meeting of stockholders, our directors will be elected for a one-year term and serve until their respective successors have been elected and qualified.  It is anticipated that the Board of Directors will meet at least quarterly.

Family Relationships

None of the directors (including the prospective directors) or executive officers is related by blood, marriage or adoption.

Board Committees

Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions.  As of the date of this Information Statement, the Board of Directors has not established any committees.  However, we expect that the Board of Directors will increase the maximum number of directors that may serve at any one time and will appoint new directors who qualify as “independent” to fill those seats.  Once the Board of Directors has been expanded, we expect that the Board of Directors will establish separate audit, compensation and nominating and corporate governance committees, whose members will qualify as “independent,” and may, from time to time, establish other committees it deems appropriate.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2010 and 2009 earned by or paid to our chief executive officer and our two other most highly compensated executive officers in 2010 whose total compensation exceeded $100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Option Awards($)	Other	Total ($)
Lasse Andreassen, Chief executive officer	2010 2009	147,438(2) 166,034(2)	- -	- -	- -	146,438 166,034

Donald S. Debelak, Head of U.S. Operations	2010 2009	162,000 144,000	- -	- -	- -	162,000 144,000

Jens Husted Kjær(3), CEO of Cometas	2010 2009	166,568 173,516	- -	- -	- -	166,568 173,516

(1)

Total salaries for Messrs. Andreassen and Kjaer for 2009 and 2010 are reported on an as-converted basis from Danish Krone (DKK) to U.S. dollars ($) based on the currency exchange rate of $1.00 = DKK 5.6133, as of December 31, 2010. We do not make any representation that the Danish Krone amounts could have been, or could be, converted into U.S. dollars at such rate on December 31, 2010, or at any other rate.

(2)

For the years ended December 31, 2010 and 2009, Mr. Andreassen was entitled to an annual base salary of approximately $178,000.

(3)

Resigned from his position in April 2011.

Employment Arrangements

Agreements with Named Executive Officers

We have employment agreements with Messrs Andreassen and Debelak.

Effective upon the closing of the Merger, we entered into a new employment agreement with Lasse Andreassen for his continued employment as our CEO.  Under the agreement, Mr. Andreassen will (i) through January 2013, earn a base annual salary of approximately DKK 1,200,000 (or approximately $214,000 based on the currency exchange rate of $1.00 = DKK 5.6133 as of December 31, 2010); (ii) be entitled to an annual bonus of 3 year warrants exercisable for the number of shares of our common stock determined by multiplying earnings before interest expense and taxes (EBIT) by a factor of 0.25 and dividing the resulting product by the average price per share of our common stock during the 10 days before the publication of our results of operations for the last completed fiscal year; (iii) be entitled to monthly contributions from us into his retirement plan of an amount equal to 10% of his base salary; (iv) be entitled to participate in all of our employee benefit programs available to management executives, including health and long-term disability insurance; and (v) upon termination by us for any reason other than for Cause, be entitled to a severance payment equal to 36 months of his salary; and (vi) provide us with 24 months prior notice upon his voluntary termination of employment.

Mr. Andreassen’s previous employment agreement was terminated on the Effective Date.  Under that agreement, Mr. Andreassen’s annual compensation included an annual base salary of approximately DKK 1,000,000 (or approximately $178,148 based on the currency exchange rate of $1.00 = DKK 5.6133 as of December 31, 2010) plus an annual bonus in an amount equal to 10% of our annual net profit.  In addition, upon termination of his employment (i) by us for any reason, other than for Cause, be was entitled to a severance payment equal to 24 months of his salary; and (ii) by him voluntarily, he was required to provide us with 12 months prior notice.

The employment agreement with Mr. Debelak was entered into and effective as of November 16, 2005, is in currently effect through November 1, 2011 and subject to renewal, at our option, through November 1, 2014 upon notice at least 30 days prior to November 1, 2011.  Mr. Debelak’s annual compensation includes an initial annual base salary of $120,000 which has been increased to $162,000 in 2010.  He is also entitled to participate in all of our employee benefit programs available to management executives, including health and long-term disability insurance.  We may terminate Mr. Debelak’s employment as a result of a “Permanent Disability,” “for Cause,” or “without Cause,” as defined in his employment agreement.  Upon termination of his employment without Cause, Mr. Debelak will be entitled to severance pay and continuation of his health insurance coverage for a period of 12 weeks in return for his executed Release of Claims.  In addition, Mr. Debelak has agreed not to solicit our customers compete with us for a period of a two (2) years from the date of termination.

Outstanding Equity Awards as of December 31, 2010.

As of the date of this Information Statement there were no outstanding equity awards to our named executive officers.

Compensation of Directors

Gordon Tattersall served as president, chief financial officer and sole director during the year ended December 31, 2010 and will continue to serve until the Effective Date.  He received no compensation for services rendered as a director during such period.

On the Effective Time, Messrs. Petersen, Andreassen, Burgon, Nemelka and Sonneland were appointed to the Board of Directors.  Mr. Petersen’s appointment was effective immediately and the other appointments will become effective on the Effective Date.

As of the date of this Information Statement, we do not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.  In order to attract and retain qualified independent directors, we plan to adopt a compensation plan for non-employee directors that may include cash as well equity-based compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Merger Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Merger Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Transactions with related persons.

In year ended December 31, 2009, we had a note payable in the principal amount of $1,586,200, accruing interest at a rate of 6% per annum, to an entity controlled by the majority shareholder of Liqtech Denmark.  This note payable was fully paid and satisfied on July 15, 2010.

Director Independence

Our Board has determined that Burgon, Nemelka and Sonneland (the “Independent Directors”) are independent as that term is defined in the listing standards of the Amex, etc.

Policies and Procedures for Related Party Transactions

We intend to adopt a code of business conduct and ethics, or Code of Conduct, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our Board of Directors in the case where it is inappropriate for our audit committee to review such transaction due to a conflict of interest.  Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval.  All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction.  In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence.  Our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOOSE MEDIA, INC.
Date: August 25, 2011

By: /s/ Soren Degn
Soren Degn
Chief Financial Officer